SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)

                          Navistar International Corp.
         -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    63934E108
                  ---------------------------------------------
                                 (CUSIP Number)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

------------------------                        -------------------------
CUSIP NO. 63934E108                 13G          Page  2  of  5  Pages
------------------------                        -------------------------

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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David J. Greene and Company
-------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                          (a) [  ]
                                                          (b) [xx]
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3     SEC Use Only

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4     Citizenship or Place of Organization

      New York
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                  5     Sole Voting Power

  Number of
                                    213,200 shares
   Shares       ---------------------------------------------------
                  6     Shared Voting Power
Beneficially

  Owned By                          257,400 shares
                ---------------------------------------------------
   Each           7     Sole Dispositive Power

 Reporting
                                    213,200 shares
  Person        ---------------------------------------------------
                  8     Shared Dispositive Power
   With

                                    3,924,300 shares
-------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned By Each Reporting Person

                                    4,137,500 shares
-------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares*
                                                              [  ]
-------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row 9

      5.62%
-------------------------------------------------------------------
12    Type of Reporting Person*

      Broker-dealer/Investment Adviser/Partnership (BD/IA/PN)
-------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

David J. Greene and Company                                          3 of 5

The filing of this statement shall not be construed as an admission that David
J. Greene and Company is the beneficial owner of the securities covered by such statement.

Item 1.  (a)      Name of Issuer.

                  Navistar International Corp.

Item 1.  (b)      Address of Issuer's Principal Executive Officers.

                  455 North Cityfront Plaza Drive
                  Chicago, Illinois  60611

Item 2.  (a)      Name of Person Filing.

                  David J. Greene and Company

Item 2.  (b)      Address of Principal Business Office.

                  599 Lexington Avenue, New York, NY  10022

Item 2.  (c)      Place of Organization.

                  New York

Item 2.  (d)      Title of Class of Securities.

                  Common Stock, $.10 par value

Item 2.  (e)      CUSIP Number.

                  63934E108

Item 3.  (a)      David J. Greene and Company is a broker-dealer
                  registered under Section 15 of the Act.

         (b) David J. Greene and Company is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         (a)      Amount Beneficially Owned:  4,137,500 shares

         (b)      Percent of Class:  5.62%

David J. Greene and Company                                          4 of 5

         (c)      Number of shares as to which such person has:

                    (i) Sole power to vote:                 213,200 shares

                   (ii) Shared power to vote:               257,400 shares

                  (iii) Sole power to dispose of or to direct the
                        disposition of:                     213,200 shares

                   (iv) Shared power to dispose or to direct the
                        disposition of:                     3,924,300 shares

Item 5.     Ownership of Five Percent or Less of a Class.

            Reporting person has not ceased to be the beneficial owner of more than five percent of the securities.

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent
            Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

David J. Greene and Company                                          5 of 5
Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:  February 7, 1997


                                    Signature:   /s/ E. Stephen Walsh
                                                 -------------------------------

                                    Name/Title:  E. Stephen Walsh
                                                 General Partner and
                                                 Director of Compliance